                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16


                     of the Securities Exchange Act of 1934


                           For the Month of May 2002


                           PARADIGM GEOPHYSICAL LTD.
                           -------------------------
                (Translation of Registrant's Name into English)


                  Gav Yam Center No.3, 9 Shenkar Street,
                       P.O.B. 2061 Herzlia Pituach, Israel 46120
-----------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                  Form 20-F....X....         Form 40-F........


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                       Yes........            No....X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

     Attached as Exhibit 99.1 to this Report on Form 6-K, and incorporated by reference herein, is the Registrant's Proxy Statement, dated May 31, 2002.

                                   SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      PARADIGM GEOPHYSICAL LTD.
                                                      (Registrant)



                                                        By: /s/ Jonathan Keller
                                                            Jonathan Keller
                                                            Company Secretary



Dated:  31 May, 2002

Exhibit Index

99.1    Proxy Statement, dated May 31, 2002.